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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 6
                    Under the Securities Exchange Act of 1934


                      DATA TRANSMISSION NETWORK CORPORATION
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    238017107
                                 (CUSIP Number)

                                 Peter H. Kamin
                              Peak Management, Inc.
                                   Suite 1600
                              One Financial Center
                                Boston, MA 02111
                                 (617) 526-8979

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   May 1, 1998

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.   238017107                              PAGE    2    OF     5   PAGES

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person  Peak Management, Inc.

2   Check the Appropriate Box if a Member of a Group*                    (a) [ ]
                                                                         (b) [X]

3   SEC Use Only

4   Source of Funds*                                          None

5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]

6   Citizenship or Place of Organization         Massachusetts

  Number of                   7     Sole Voting Power                    0
  Shares
  Beneficially                8     Shared Voting Power                  546,200
  Owned by
  Each                        9     Sole Dispositive Power               0
  Reporting
  Person With                 10  Shared Dispositive Power               546,200

11  Aggregate Amount Beneficially Owned by Each Reporting Person         546,200

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   [ ]

13  Percent of Class Represented by Amount in Row (11)           4.88%

14  Type of Reporting Person*                      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP NO.   238017107                            PAGE    3    OF      5    PAGES

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person   Peter H. Kamin

2   Check the Appropriate Box if a Member of a Group*                    (a) [ ]
                                                                         (b) [X]

3   SEC Use Only

4   Source of Funds*                                          None

5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]

6   Citizenship or Place of Organization    USA

  Number of                   7     Sole Voting Power                    0
  Shares
  Beneficially                8     Shared Voting Power                  546,200
  Owned by
  Each                        9     Sole Dispositive Power               0
  Reporting
  Person With                 10  Shared Dispositive Power               546,200

11  Aggregate Amount Beneficially Owned by Each Reporting Person         546,200


12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   [ ]

13  Percent of Class Represented by Amount in Row (11)                     4.88%

14  Type of Reporting Person*                                                 IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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THIS AMENDMENT NO. 6 AMENDS THE SCHEDULE 13D FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION, AS PREVIOUSLY AMENDED THROUGH APRIL 13, 1998.

ITEM 4.  PURPOSE OF TRANSACTION

         As previously reported, Peak Management, Inc. had requested representation on the Issuer's Board of Directors, the creation of a Special Committee to explore the sale or merger of the Corporation, or other alternatives for the maximization of shareholder value.

         Peak Management, Inc. also said that it was considering nomination of certain persons to stand for election to the Issuer's Board of Directors. On April 14, 1998, the Company announced its intention to add new directors and to create a Special Committee of Directors.

         On April 29, 1998 Peter H. Kamin, a controlling person of Peak Management, Inc., agreed to serve as a member of the issuer's Board of Directors and to be Chairman of a Special Committee to explore all alternatives to maximize the value of the Issuer's shares. Accordingly, Peak Management, Inc. has no current intention to nominate other persons to the Board of Directors or to solicit consents for that purpose.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (c) On May 1, 1998, Peak Management, Inc. agreed to return to the beneficial holder of a Managed Account all discretionary voting and dispositive authority over the 45,400 shares of the Issuer held in such account; and has agreed to a new advisory fee arrangement with such beneficial holder respecting profits realized on any future sale of such shares. As a result, Peak Management, Inc. may now be deemed to be the beneficial owner of 156,600 shares of the Issuer held in the remaining Managed Accounts, and the 389,600 shares held for the account of Peak Investment Limited Partnership, a private investment limited partnership for which Peak Management, Inc.
acts as general partner.



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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                   PEAK MANAGEMENT, INC.



                                   By:  /S/ Peter H. Kamin
                                        -----------------------------------
                                            Peter H. Kamin, President




                                   By:  /s/ Peter H. Kamin
                                        -----------------------------------
                                            Peter H. Kamin, Individually


Dated as of:  May 4, 1998